                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                            Cold Metal Products, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   192861 10 2
          ------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.  192861 10 2
          -------------

 1)       Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

          Aarque Capital Corporation
          --------------------------------------------------------------

 2)       Check the Appropriate Box if a Member of a Group

          (a)
                   -----------------------------------------------------
          (b)      X
                   -----------------------------------------------------

 3)       SEC Use Only

          --------------------------------------------------------------

 4)   Citizenship or Place of Organization State of New York
                                            ----------------------------


Number of Shares     5)   Sole Voting Power                     -0-
                                              --------------------------
Beneficially Owned
                     6)   Shared Voting Power                3,662,500
by Each Reporting                             --------------------------

Person With          7)   Sole Dispositive Power                -0-
                                                ------------------------

                     8)   Shared Dispositive Power          3,662,500
                                                   ---------------------

 9)       Aggregate Amount Beneficially Owned by Each Reporting Person

          3,662,500.*
          --------------------------------------------------------------


 10) Check if the Aggregate Amount in Row(9) Excludes Certain Shares (See Instructions)
                                                  ----------------------

 11)      Percent of Class Represented by Amount in Row 9          57.5%
                                                                --------

 12)      Type of Reporting Person (See Instructions)                 CO
                                                                --------


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CUSIP NO.     192861 10 2
              --------------

 1)       Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

          R. Quintus Anderson
          --------------------------------------------------------------

 2)       Check the Appropriate Box if a Member of a Group
          (a)
                   -----------------------------------------------------
          (b)      X
                   -----------------------------------------------------

 3)       SEC Use Only

          --------------------------------------------------------------
 4)       Citizenship or Place of Organization        United States
                                                    --------------------

Number of Shares           5) Sole Voting Power               73,500
                                                       -----------------
Beneficially Owned
                           6) Shared Voting Power          3,662,500
by Each Reporting                                      -----------------

Person With                7) Sole Dispositive Power         73,500
                                                       -----------------

                           8) Shared Dispositive Power    3,662,500
                                                       -----------------
9)        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,736,000*
          -------------------------------------------------------

                  * Mr. Anderson owns 23,500 shares individually, owns a presently exercisable option to purchase an additional 50,000 shares for $10 per share, and for purposes of the Securities Exchange Act of 1934 is deemed to be a beneficial owner of 3,662,500 shares owned of record by Aarque Capital Corporation. Mr. Anderson continues to disclaim that he is, in fact, the beneficial owner of shares owned by Aarque Capital Corporation, which was founded by Mr. Anderson but which is now indirectly owned by Aarque, L.P., a limited partnership established by the Anderson family, including Mr. Anderson, his wife and his six adult children.

 10)      Check if the Aggregate Amount in Row(9) Excludes Certain
          Shares (See Instructions)
                                        -----------------------------------

 11)      Percent of Class Represented by Amount in Row 9          58.2%
                                                                 ----------

 12)      Type of Reporting Person (See Instructions)                  IN
                                                                 ----------


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                                    ITEM 1(a)

Name of Issuer:      Cold Metal Products, Inc.
               ---------------------------------------------

                                    ITEM 1(b)

Address of Issuer's Principal Executive Offices:

Waterfront Corporate Park, Suite 301
2200 Georgetown Drive, Sewickley, PA 15143 - 8752
------------------------------------------------------------

                                    ITEM 2(a)

Names of Persons Filing: Aarque Capital Corporation and

R. Quintus Anderson.
------------------------------------------------------------

                                    ITEM 2(b)

Address of Principal Business Office or, if none, Residence:

20 West Fairmount Avenue,Lakewood, NY 14750-0109
------------------------------------------------------------

                                    ITEM 2(c)

Citizenship:  U.S.A.
------------------------------------------------------------

                                    ITEM 2(d)

Title of Class of Securities:  Common Stock, $.01 Par Value
                              ------------------------------

                                    ITEM 2(e)


CUSIP Number:    192861 10 2
                 ------------------------------------------

                                     ITEM 3

Not applicable.
------------------------------------------------------------

                                     ITEM 4

Ownership

     (a) Amount Beneficially Owned:
             3,736,000
         ---------------------------------------------------


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     (b) Percent of Class:
             58.2%
         ---------------------------------------------------

     (c) Number of Shares as to which such person has:

         (i)    sole power to vote or to direct the vote
                         73,500
                -----------------------

         (ii)   shared power to vote or to direct the vote
                      3,662,500
                -----------------------

         (iii)  sole power to dispose or to direct the disposition
                         73,500
                -----------------------

         (iv)   shared power to dispose or to direct the disposition of
                      3,662,500
                -----------------------

                                     ITEM 5

Ownership of Five Percent or Less of a Class.

     Not applicable.
------------------------------------------------------------

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.
------------------------------------------------------------


                                     ITEM 7

Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company or Control Person.

     Not Applicable.
------------------------------------------------------------


                                     ITEM 8

Identification and Classification of Members of the Group.


     Not applicable.
-------------------------------------------------------------


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                                     ITEM 9

Notice of Dissolution of Group.

     Not applicable.
-------------------------------------------------------------

                                     ITEM 10

Certification.

         Not applicable.
-------------------------------------------------------------



      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                            Date:  January 30, 2001



                                            AARQUE CAPITAL CORPORATION


                                            By: /s/ R. Quintus Anderson
                                               --------------------------
                                            R. Quintus Anderson,
                                            Chairman of the Board

                                            /s/ R. Quintus Anderson
                                            --------------------------------
                                            R. Quintus Anderson,
                                            Individually

                                                                      Exhibit A

                                  Schedule 13G

         The undersigned persons, on January 30, 2001, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Cold Metal Products, Incorporated at December 31, 2000.



                                     AARQUE CAPITAL CORPORATION


                                     By:/s/ R. Quintus Anderson
                                        --------------------------
                                     R. Quintus Anderson,
                                     Chairman of the Board


                                     /s/ R. Quintus Anderson
                                     ------------------------------
                                     R. Quintus Anderson,
                                     Individually



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